                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   FORM N-54C

   NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                              ---------------------

        The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                         ALLIED CAPITAL SBLC CORPORATION
                ------------------------------------------------
                                (Name of Company)

                         c/o Allied Capital Corporation
                         1919 Pennsylvania Avenue, N.W.
                              Washington, DC 20006

                           --------------------------
                      Address of Principal Business Office
                  (Number and Street, City, State and Zip Code)

                                 (202) 331-1112

                           --------------------------
                     Telephone Number (including area code)

                                    000-21439

                           --------------------------
              File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

       Allied Capital SBLC Corporation (the "Company") has changed the structural nature of its business so as to cease to need to be a business development company, and such change was authorized by all of the outstanding voting securities of the Company. The Board of Directors of the Company and the sole shareholder of the Company, Allied Capital Corporation, acted unanimously through written consents dated January 2, 2001 to withdraw the Company's business development company status.

                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Washington, District of Columbia on the 2nd day of January 2001.

                             ALLIED CAPITAL SBLC CORPORATION

                             By:      /s/ James Shevlin
                                ----------------------------------------
                                      Name: James Shevlin
                                      Title: President


Attest: /s/ A. Thomas Pugh
       -----------------------------
        Name: A. Thomas Pugh
        Title: Secretary